FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For February 13, 2003

                        Commission File Number 333-66973


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                            Form 40-F
                         ---                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                               No  X
                         ---                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                               INDEX TO EXHIBITS

Item
----
1.    AerCo Limited Monthly Report to Noteholders for February 2003.

24.   Power of Attorney for AerCo Limited.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: February 13, 2003

                                           AERCO LIMITED
                                             (Registrant)

                                           By: /s/ Adrian Robinson
                                              ----------------------------------
                                              Name:  Adrian Robinson
                                              Title: Attorney-in-Fact

                                                                         Item 1


                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

Month                                                 February-03
Payment Date                                          15th of each month
Convention                                            Modified Following Business Day
Current Payment Date                                  18-Feb-03
Current Calculation Date                              11-Feb-03
Previous Payment Date                                 15-Jan-03
Previous Calculation Date                             9-Jan-03
------------------------------------------------------------------------------------------------------------------------------------
1. Account Activity Summary between Calculation Dates

--------------------------------------------------------------------------------------------------------------------------------
                                                               Prior           Deposits        Withdrawals        Balance on
                                                              Balance                                          Calculation Date
                                                              9-Jan-03                                             11-Feb-03
--------------------------------------------------------------------------------------------------------------------------------
Expense Account                                             4,015,525.45     1,607,231.62     (1,928,416.05)      3,694,341.02
Collection Account                                         92,573,731.59    12,420,366.40    (11,678,329.59)     93,315,768.40
Aircraft Purchase Account                                              -                -                 -                  -

 - Liquidity Reserve cash balance                          80,895,402.00       100,000.00        (80,000.00)     80,915,402.00
--------------------------------------------------------------------------------------------------------------------------------
Total                                                      96,589,257.04    14,027,598.02    (13,606,745.64)     97,010,109.42
--------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity
--------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                 -
Interest Income                                                                                                              -
Aircraft Purchase Payments                                                                                                   -
Economic Swap Payments                                                                                                       -
--------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                          -
--------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expense Account Activity
--------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                      4,015,525.45
Transfer from Collection Account on previous Payment Date                                                         1,603,191.55
Permitted Aircraft Accrual                                                                                                   -
Interim Transfer from Collection Account                                                                                     -
Interest Income                                                                                                       4,040.07
Balance on current Calculation Date
 - Payments on previous payment date                                                                               (519,390.72)
 - Interim payments
 - Other                                                                                                         (1,409,025.33)
--------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                               3,694,341.02
--------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
--------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                     92,573,731.59
Collections during period                                                                                        12,420,366.40
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                       (1,603,191.55)
 - Permitted Aircraft Modifications                                                                                          -
Interim Transfer to Expense Account                                                                                          -
Net Swap payments on previous Payment Date                                                                       (3,576,781.76)
Aggregate Note Payments on previous Payment Date                                                                 (6,498,356.28)
--------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                              93,315,768.40
--------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                 30,000,000.00
Second Collection Account Reserve                                                                                35,000,000.00
Cash Held
 - Security Deposits                                                                                             15,915,402.00
                                                                                                          --------------------
 Liquidity Reserve Amount                                                                                        80,915,402.00
                                                                                                          --------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.
--------------------------------------------------------------------------------------------------------------------------------

                                                AERCO LIMITED
                                            Report to Noteholders
                               All amounts in US dollars unless otherwise stated

Current Payment Date                                           18-Feb-03
Current Calculation Date                                       11-Feb-03
Previous Payment Date                                          15-Jan-03
Previous Calculation Date                                      9-Jan-03
----------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                   97,010,109.42
Liquidity Reserve Amount                                                                   (80,915,402.00)
                                                                                          ----------------
Available Collections                                                                       16,094,707.42
                                                                                          ================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)                  Total Required Expense Amount                                           5,000,000.00
(II) a)              Class A Interest but excluding Step-up                                  1,399,865.43
     b)              Swap Payments other than subordinated swap payments                     4,138,715.62
(iii)                First Collection Account top-up (Minimum liquidity reserve $30 m)      30,000,000.00
(iv)                 Class A Minimum principal payment                                                  -
(v)                  Class B Interest                                                          271,198.30
(vi)                 Class B Minimum principal payment                                          40,441.44
(vii)                Class C Interest                                                          450,514.78
(viii)               Class C Minimum principal payment                                                  -
(ix)                 Class D Interest                                                          708,333.33
(x)                  Class D Minimum principal payment                                                  -
(xi)                 Second collection account top-up                                       50,915,402.00
(xii)                Class A Scheduled principal                                                        -
(xiii)               Class B Scheduled principal                                               523,908.41
(xiv)                Class C Scheduled principal                                               525,300.04
(xv)                 Class D Scheduled principal                                                        -
(xvi)                Permitted accruals for Modifications                                               -
(xvii)               Step-up interest                                                          257,684.17
(xviii)              Class A Supplemental principal                                          2,778,745.90
(xix)                Class E Primary Interest                                                           -
(xx)                 Class B Supplemental principal                                                     -
(xxi)                Class A Outstanding Principal                                                      -
(xxii)               Class B Outstanding Principal                                                      -
(xxiii)              Class C Outstanding Principal                                                      -
(xxiv)               Class D Outstanding Principal                                                      -
(xxv)                Subordinated Swap payments                                                         -
                                                                                          ----------------
                     Total Payments with respect to Payment Date                            97,010,109.42
                     less collection Account Top Ups (iii) (b) and (xi) (b) above           80,915,402.00
                                                                                          ----------------
                                                                                            16,094,707.42
                                                                                          ================
----------------------------------------------------------------------------------------------------------

                                                AERCO LIMITED
                                            Report to Noteholders
                               All amounts in US dollars unless otherwise stated

Current Payment Date                                   18-Feb-03
Current Calculation Date                               11-Feb-03
Previous Payment Date                                  15-Jan-03
Previous Calculation Date                              9-Jan-03
------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------------------
                                           Subclass         Subclass        Subclass             Total
Floating Rate Notes                          A-2              A-3             A-4               Class A

------------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.37000%         1.37000%          1.37000%
Applicable Margin                              0.3200%          0.4600%           0.5200%
Applicable Interest Rate                      1.69000%         1.83000%          1.89000%
Day Count                                      Act/360          Act/360           Act/360
Actual Number of Days                               34               34                34
Interest Amount Payable                     192,633.54       943,124.08        264,107.81
Step-up Interest Amount Payable            NA                257,684.17     NA
------------------------------------------------------------------------------------------------------------
Total Interest Paid                         192,633.54     1,200,808.25        264,107.81      1,657,549.61
------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Dec-05        15-Jun-02         15-May-11
Excess Amortisation Date                     17-Aug-98        15-Feb-06         15-Aug-00

------------------------------------------------------------------------------------------------------------
Original Balance                        290,000,000.00   565,000,000.00    235,000,000.00
Opening Outstanding Principal Balance   120,689,304.97   545,684,134.79    147,959,557.46    814,332,997.22
------------------------------------------------------------------------------------------------------------
Extended Pool Factors                           52.75%          100.00%            78.77%
Pool Factors                                    40.13%          100.00%            68.50%
------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                            -                -                 -                 -
Scheduled Principal Payment                          -                -                 -                 -
Supplemental Principal Payment            2,778,745.90                -                 -      2,778,745.90
------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount       2,778,745.90                -                 -      2,778,745.90
------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium

------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   117,910,559.07   545,684,134.79    147,959,557.46    811,554,251.32
------------------------------------------------------------------------------------------------------------



(Table continued)


--------------------------------------------------------------------------------------------------
                                            Subclass             Subclass              Total
Floating Rate Notes                            B-1                 B-2                Class B

--------------------------------------------------------------------------------------------------
Applicable LIBOR                               1.37000%             1.37000%
Applicable Margin                               0.6000%              1.0500%
Applicable Interest Rate                       1.97000%             2.42000%
Day Count                                       Act/360              Act/360
Actual Number of Days                                34                   34
Interest Amount Payable                      117,117.83           154,080.47
Step-up Interest Amount Payable              NA                  NA
--------------------------------------------------------------------------------------------------
Total Interest Paid                          117,117.83           154,080.47           271,198.30
--------------------------------------------------------------------------------------------------

Expected Final Payment Date                   15-Jul-13            15-Jun-08
Excess Amortisation Date                      17-Aug-98            15-Aug-00

--------------------------------------------------------------------------------------------------
Original Balance                          85,000,000.00        80,000,000.00
Opening Outstanding Principal Balance     62,947,772.64        67,414,885.99       130,362,658.63
--------------------------------------------------------------------------------------------------
Extended Pool Factors                            81.74%               98.78%
Pool Factors                                     74.97%               96.95%
--------------------------------------------------------------------------------------------------
Minimum Principal Payment                     19,527.82            20,913.62            40,441.44
Scheduled Principal Payment                  252,977.87           270,930.54           523,908.41
Supplemental Principal Payment                        -                    -                    -
--------------------------------------------------------------------------------------------------
Total Principal Distribution Amount          272,505.69           291,844.16           564,349.85
--------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium

--------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance     62,675,266.95        67,123,041.83       129,798,308.78
--------------------------------------------------------------------------------------------------



(Table continued)

---------------------------------------------------------------------------------------------------
                                            Subclass            Subclass                Total
Floating Rate Notes                            C-1                 C-2                 Class C

---------------------------------------------------------------------------------------------------
Applicable LIBOR                               1.37000%            1.37000%
Applicable Margin                               1.3500%             2.0500%
Applicable Interest Rate                       2.72000%            3.42000%
Day Count                                       Act/360             Act/360
Actual Number of Days                                34                  34
Interest Amount Payable                      204,242.63          246,272.15
Step-up Interest Amount Payable              NA                  NA
---------------------------------------------------------------------------------------------------
Total Interest Paid                          204,242.63          246,272.15             450,514.78
---------------------------------------------------------------------------------------------------
Expected Final Payment Date                   15-Jul-13           15-Jun-08
Excess Amortisation Date                      17-Aug-98           15-Aug-00
---------------------------------------------------------------------------------------------------
Original Balance                          85,000,000.00       80,000,000.00
Opening Outstanding Principal Balance     79,506,213.87       76,245,247.52         155,751,461.39
---------------------------------------------------------------------------------------------------
Extended Pool Factors                            98.22%              98.05%
Pool Factors                                     93.37%              95.14%
---------------------------------------------------------------------------------------------------
Minimum Principal Payment                             -                   -                      -
Scheduled Principal Payment                  269,503.86          255,796.18             525,300.04
Supplemental Principal Payment                        -                   -                      -
---------------------------------------------------------------------------------------------------
Total Principal Distribution Amount          269,503.86          255,796.18             525,300.04
---------------------------------------------------------------------------------------------------
Redemption Amount                                     -                   -
- amount allocable to principal                       -                   -
- amount allocable to premium                         -                   -
---------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance     79,236,710.01       75,989,451.34         155,226,161.35
---------------------------------------------------------------------------------------------------

--------------------------------------------------------
Fixed Rate Notes                            D-2
--------------------------------------------------------
Applicable Interest Rate                       8.50000%
Day count                                      30 / 360
Number of Days                                       30
Interest Amount Payable                      708,333.33
--------------------------------------------------------
Total Interest Paid                          708,333.33
--------------------------------------------------------
Expected Final Payment Date                   15-Mar-14
Excess Amortisation Date                      15-Jul-10
--------------------------------------------------------
Original Balance                         100,000,000.00
Opening Outstanding Principal Balance    100,000,000.00
--------------------------------------------------------
Extended Pool Factors                           100.00%
Expected Pool Factors                           100.00%
--------------------------------------------------------
Extended Amount                                       -
Expected Pool Factor Amount                           -
Surplus Amortisation
--------------------------------------------------------
Total Principal Distribution Amount                   -
--------------------------------------------------------
Redemption Amount                                     -
- amount allocable to principal                       -
                                         ---------------
- amount allocable to premium                         -
--------------------------------------------------------
Closing Outstanding Principal Balance    100,000,000.00
--------------------------------------------------------

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

Current Payment Date                                        18-Feb-03
Current Calculation Date                                    11-Feb-03
Previous Payment Date                                       15-Jan-03
Previous Calculation Date                                    9-Jan-03
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                            18-Feb-03
End of Interest Accrual Period                              16-Mar-03
Reference Date                                              13-Feb-03

--------------------------------------------------------------------------------------------------------------------------------

                                                     A-2         A-3          A-4        B-1        B-2       C-1          C-2

--------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                   1.34000%    1.34000%    1.34000%   1.34000%   1.34000%   1.34000%   1.34000%
Applicable Margin                                   0.3200%     0.4600%     0.5200%    0.6000%    1.0500%    1.3500%    2.0500%
Applicable Interest Rate                            1.6600%     1.8000%     1.8600%    1.9400%    2.3900%    2.6900%    3.3900%
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------
Fixed Rate Notes                                     D-1
------------------------------------------------------------
Actual Pool Factor                                  100.00%
------------------------------------------------------------

------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
--------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                              A-2         A-3          A-4        B-1        B-2       C-1          C-2
--------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance            120,689.30  545,684.13  147,959.56  62,947.77  67,414.89  79,506.21  76,245.25
Total Principal Payments                           2,778.75           -           -     272.51     291.84     269.50     255.80
Closing Outstanding Principal Balance            117,910.56  545,684.13  147,959.56  62,675.27  67,123.04  79,236.71  75,989.45

Total Interest                                       192.63    1,200.81      264.11     117.12     154.08     204.24     246.27
Total Premium                                       0.0000%     0.5000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------
(b) Fixed Rate Notes                             D-2
------------------------------------------------------------
Opening Outstanding Principal Balance            100,000.00
Total Principal Payments                                  -
Closing Outstanding Principal Balance            100,000.00

Total Interest                                       708.33
Total Premium                                             -
------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                        Item 24


                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                       /s/ G. Adrian Robinson
                                          ---------------------------
                                          G. Adrian Robinson

                                          Witness: /s/ B. C. Robins
                                                  -----------------------------


Dated: 24 July 2002                       /s/ Peter Sokell
                                          ---------------------------
                                          Peter Sokell

                                          Witness: /s/ B. C. Robins
                                                  -----------------------------


Dated: 24 July 2002                       /s/ Kenneth N. Peters
                                          ---------------------------
                                          Kenneth N. Peters

                                          Witness: /s/ B. C. Robins


Dated: 24 July 2002                       /s/ M. John McMahon
                                          ---------------------------
                                          M. John McMahon

                                          Witness: /s/ B. C. Robins
                                                  -----------------------------


Dated: 9 August 2002                      /s/ Sean Brennan
                                          ---------------------------
                                          Sean Brennan

                                          Witness: Marian Kennedy
                                                  -----------------------------